1933 Act File No. 333-169361

1940 Act File No. 811-22473

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 4	☒

STONE HARBOR EMERGING MARKETS INCOME FUND

(Exact Name of Registrant as Specified in Charter)

1290 Broadway, Suite 1100

Denver, CO 80203

(Address of Principal Executive Offices)

(303) 623-2577

(Registrant’s Telephone Number)

JoEllen Legg

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

(Name and Address of Agent for Service)

Copy to:

Michael G. Doherty Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036	Adam J. Shapiro Stone Harbor Investment Partners LP 31 West 52nd Street, 16th Floor New York, NY 10019	Sarah E. Cogan Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
(212) 497-3612	(212) 548-1021	(212) 455-3575

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

☐

This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is             .

☒	This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 of the earlier effective registration statement for the same offering (File No. 333-169361).

Title of Securities Being Registered	Amount Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares of Beneficial Interest, par value $.00001	18,000,000 shares	$25.00	$450,000,000	$32,085

(1)	Estimated solely for purposes of calculating the registration fee.
(2)	A registration fee of $32,085 was previously paid.

EXPLANATORY NOTE

This post-effective amendment to this Registration Statement on Form N-2 relating to the same offering and all amendments thereto (File No. 333-169361) is being filed to add exhibit (n) to the Registration Statement pursuant to Rule 462(d) under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form N-2 (File No. 333-169361) filed by the Registrant with the Securities and Exchange Commission and declared effective on December 22, 2010 are incorporated herein by reference.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements

The Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act were filed in pre-effective amendment no. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-169361, 811-22473) as filed on November 23, 2010 and are incorporated by reference.

(2)	Exhibits

(a)	Amended and Restated Agreement and Declaration of Trust dated November 17, 2010.*

(b)	Amended and Restated Bylaws dated November 17, 2010.*

(c)	Not applicable.

(d)(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust, filed as exhibit (a).

(d)(2)	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws, filed as exhibit (b).

(d)(3)	Form of Certificate for Common Shares of Beneficial Interest.*

(e)	Form of Terms and Conditions of the Dividend Reinvestment Plan.*

(f)	Not applicable.

(g)	Form of Management Contract.**

(h)(1)	Form of Underwriting Agreement.**

(h)(2)	Form of Master Agreement Among Underwriters.**

(h)(3)	Form of Master Selected Dealers Agreement.**

(i)	Not applicable.

(j)	Form of Custody Agreement.*

(k)(1)	Form of Service Agreement for Transfer Agent Services.*

(k)(2)	Form of Marketing, Administration, Bookkeeping and Pricing Services Agreement.*

(k)(3)	Form of Structuring Fee Agreement with Wells Fargo Securities, LLC.**

(k)(4)	Form of Structuring Fee Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated.**

(k)(5)	Form of Structuring Fee Agreement with Citigroup Global Markets Inc.**

(k)(6)	Form of Marketing and Structuring Fee Agreement with Morgan Stanley & Co. Incorporated.**

(k)(7)	Form of Structuring Fee Agreement with UBS Securities LLC.**

(k)(8)	Form of Distribution Assistance Agreement.*

(k)(9)	Form of Organizational and Offering Expenses Reimbursement Agreement.*

(k)(10)	Form of Foreign Custody Manager Agreement.*

(l)	Opinion and Consent of Ropes & Gray LLP.**

(m)	Not applicable.

(n)	Consent of Registrant’s independent public accounting firm, filed herewith.

(o)	Not applicable.

(p)	Subscription Agreement.*

(q)	Not applicable.

(r)(1)	Form of Code of Ethics of the Fund.*

(r)(2)	Form of Code of Ethics of the Investment Manager, filed as exhibit (r)(1).

(r)(3)	Form of Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.*

(s)(1)	Power of Attorney for Patrick Sheehan.*

(s)(2)	Power of Attorney for Thomas W. Brock.*

(s)(3)	Power of Attorney for Alan Brott.*

(s)(4)	Power of Attorney for Heath B. McLendon.*

*	Filed as an exhibit to pre-effective amendment no. 2 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-169361, 811-22473 (filed November 23, 2010).
**	Filed as an exhibit to pre-effective amendment no. 3 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-169361, 811-22473 (filed December 21, 2010).

Item 26.	Marketing Arrangements

See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters, the Form of Master Selected Dealers Agreement, the Form of Structuring Fee Agreement with Wells Fargo Securities, LLC, the Form of Structuring Fee Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Form of Structuring Fee Agreement with Citigroup Global Markets Inc., the Form of Marketing and Structuring Fee Agreement with Morgan Stanley & Co. Incorporated and the Form of Structuring Fee Agreement with UBS Securities LLC, filed as Exhibit (h)(1), Exhibit (h)(2), Exhibit (h)(3), Exhibit (k)(3), Exhibit (k)(4), Exhibit (k)(5), Exhibit (k)(6) and Exhibit (k)(7), respectively, to this Registration Statement.

Item 27.	Other Expenses of Issuance and Distribution

As of December 21, 2010, the approximate expenses in connection with the offering were:

Registration and Filing Fees	$32,085
Financial Industry Regulatory Authority Fees	600
Printing (Other than Certificates)	370,000
Accounting Fees and Expenses	11,000
Legal Fees and Expenses	380,000
Trustees’ Fees	15,000
Miscellaneous	1,000

Total	$809,685

Note that Stone Harbor Investment Partners LP has agreed to pay all of the Fund’s organizational expenses, as well as the offering expenses of the Fund (other than the sales load, but inclusive of the distribution assistance payment to ALPS Distributors, Inc.) that exceed $0.05 per Common Share.

Item 28.	Persons Controlled by or Under Common Control With Registrant

None.

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of December 21, 2010 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	1

Item 30.	Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Reference is made to Section 6 of the Form of Underwriting Agreement filed as Exhibit (h)(1), which is incorporated herein by reference.

Item 31.	Business and Other Connections of Investment Adviser

Stone Harbor Investment Partners LP serves as investment manager (the “Investment Manager”) to the Registrant and also serves as manager to unregistered funds, institutions and high net worth individuals, and subadviser of registered funds. A description of any other business, profession, vocation or employment of a substantial nature in which the Investment Manager, and each partner or executive officer of the Investment Manager, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in the prospectus contained in this Registration Statement in the section entitled “Management of the Fund—Investment Manager.”

The information as to the directors and executive officers of Stone Harbor Investment Partners LP is set forth in Form ADV filed with the Securities and Exchange Commission (IARD/CRD No. 138960), as amended through the date hereof, which is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant, c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, Colorado 80203.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.

The Registrant undertakes to suspend the offering of its Common Shares of Beneficial Interest until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:

(a) for the purpose of determining any liability under the Securities Act of 1933 (“Securities Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

NOTICE

A copy of the Agreement and Declaration of Trust of Stone Harbor Emerging Markets Income Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this post-effective amendment no. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 28th day of December, 2010.

STONE HARBOR EMERGING MARKETS INCOME FUND

By:	/S/ PETER J. WILBY
Name:	Peter J. Wilby
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

/S/ PETER J. WILBY Peter J. Wilby	President and Chief Executive Officer	December 28, 2010

/S/ JAMES J. DOOLEY James J. Dooley	Treasurer and Principal Financial and Accounting Officer	December 28, 2010

/S/ ALAN BROTT* Alan Brott	Trustee	December 28, 2010

/S/ THOMAS W. BROCK* Thomas W. Brock	Trustee	December 28, 2010

/S/ HEATH B. MCLENDON* Heath B. McLendon	Trustee	December 28, 2010

/S/ PATRICK SHEEHAN* Patrick Sheehan	Trustee	December 28, 2010

*By:	/S/ PETER J. WILBY
Peter J. Wilby
Attorney-In-Fact
Date: December 28, 2010

Stone Harbor Emerging Markets Income Fund

Index to Exhibits

Exhibits for Item 25 of Form N-2

Exhibit	Exhibit Name

(n)	Consent of Registrant’s independent public accounting firm.